SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

CAL DIVE INTERNATIONAL, INC..
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12802T101
(CUSIP Number)

Andrew B. Saunders
General Counsel
Cashman Equipment Corp
41 Brooks Drive, Braintree,MA 02184
1-781-535-6222
1-508-264-6230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 12802T101	(Page of 2 of 4)

13D
1.		NAME OF REPORTING PERSON Cashman Equipment Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,767,615
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 9,767,615
	10.	SHARED DISPOSITIVE POWER - 0 -
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,767,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) † 9.9%
14.		TYPE OF REPORTING PERSON CO-corporation

† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock which the Reporting Person has acquired to date and the denominator of which is 98,577,496, which is the number of shares of Common Stock reported as outstanding by the Issuer as of October 31, 2014 on its Form 10-Q dated November 7, 2014.

CUSIP No. Common Stock – 12802T101	(Page of 3 of 4)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on December 26, 2014 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Company.

Item 5 (a) is hereby amended and restated in its entirety with the following:

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 which are beneficially owned by the Reporting Person is as follows:

●	aggregate number of shares owned on this date: 9,767,615
●	percentage of shares owned: 9.9 percent;

CUSIP No. Common Stock – 12802T101	(Page of 4 of 4)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 16, 2015

CASHMAN EQUIPMENT CORP.

By:	/s/ James M. Cashman
	Name:	James M. Cashman
	Title:	President